EXHIBIT 99.1

December 13, 2017

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE: SPHERE 3D CORP. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON DECEMBER 12, 2017 VOTING RESULTS

This report on the voting results of our Annual and Special Meeting of Shareholders held on December 12, 2017 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of November 1, 2017.
1. Election of Directors
On a vote taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sphere 3D Corp. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Votes For	% For	Votes Withheld	% Withheld
Cheemin Bo-Linn	2,810,097	98.93	30,522	1.07
Eric L. Kelly	2,188,461	77.04	652,158	22.96
Vivekanand Mahadevan	2,796,721	98.46	43,898	1.55
Duncan J. McEwan	2,809,376	98.90	31,243	1.10
Peter Tassiopoulos	2,180,012	76.74	660,607	23.26
2. Appointment of Auditors
On a vote taken regarding the appointment of auditors, it was declared that the shareholders approved the appointment of Moss Adams LLP as auditors of Sphere 3D Corp. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
4,407,444	98.68	59,069	1.32
3. Approval to Amend the Company’s 2015 Performance Incentive Plan
On a vote taken regarding the approval to amend the Company’s 2015 Performance Incentive Plan, it was declared that the shareholders approved to amend the 2015 Performance Incentive Plan. Voting results are as follows:

Votes For	% For	Votes Against	% Against
2,158,298	75.98	682,321	24.02
4. Approval to Amend the Company’s Employee Stock Purchase Plan
On a vote taken regarding the approval to amend the Company’s Employee Stock Purchase Plan, it was declared that the shareholders approved to amend the Employee Stock Purchase Plan. Voting results are as follows:

Votes For	% For	Votes Against	% Against
2,194,430	77.25	646,189	22.75

5. Approval to Amend the Company’s Articles to Create a New Class of “Blank Cheque” Preferred Shares
On a vote taken regarding the approval to amend the Company’s Articles to create a new class of “blank cheque” preferred shares, it was declared that the shareholders approved to amend the Articles. Voting results are as follows:

Votes For	% For	Votes Against	% Against
2,192,321	75.62	706,744	24.38
No other matters were voted upon.

Yours very truly,
SPHERE 3D CORP.

/s/ Jenny Yeh
Jenny Yeh
General Counsel and Secretary of the Meeting